UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 15)

Under the Securities Exchange Act of 1934

George Foreman Enterprises, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value per Share
(Title of Class of Securities)

372481101
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 28, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7)	SOLE VOTING POWER
NUMBER OF		153,766 (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		153,766 (1)
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,766 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14)	TYPE OF REPORTING PERSON
CO

(1) Includes 14,263 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 14,263 shares that may be acquired immediately thereafter upon exercise of a warrant. Includes 40,000 shares that may be acquired immediately by Jewelcor Investments LLC upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired by Jewelcor Investments LLC immediately thereafter upon exercise of a warrant.

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Holtzman Opportunity Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Investments LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		80,000 (1)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		80,000 (1)
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,000 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14)	TYPE OF REPORTING PERSON
OO

(1) Includes 40,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired immediately thereafter upon exercise of a warrant.

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Holtzman Financial Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.H. Independence, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7)	SOLE VOTING POWER
NUMBER OF		1,842,172 (1) (2)
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		1,842,172 (1) (2)
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.4%

14)	TYPE OF REPORTING PERSON
IN

(1) Includes an option to purchase 240,500 shares of Common Stock, all of which are immediately exercisable.

(2) Includes 7,284 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 7,284 shares that may be acquired immediately thereafter upon exercise of a warrant. Includes 14,263 shares that may be acquired immediately by Jewelcor Management, Inc. upon conversion of an 8% Convertible Promissory Note, and 14,263 shares that may be acquired by Jewelcor Management, Inc. immediately thereafter upon exercise of a warrant. Includes 40,000 shares that may be acquired immediately by Jewelcor Investments LLC upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired by Jewelcor Investments LLC immediately thereafter upon exercise of a warrant.

SCHEDULE 13D
CUSIP No. 372481101

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Evelyn Holtzman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS NA

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 15 amends and supplements the Schedule 13D, dated December 18, 2000, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by dot com Investment Corporation (“dot com”), Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of George Foreman Enterprises, Inc., a Delaware corporation (the "Issuer").  The address of the principal business and principal offices of the Issuer is c/o Jewelcor Companies, 100 North Wilkes-Barre Blvd., Wilkes-Barre, Pennsylvania 18702.

Item 2 of the Schedule 13D, “Identity and Background,” is amended and supplemented by adding the following:

(a) – (c), (f) In connection with the distribution of assets by the Holtzman Opportunity Fund, L.P. ("Opportunity") to its partners, Opportunity has distributed all of its shares of the Issuer.  As of April 28, 2009, Opportunity had distributed shares representing 4% of the outstanding shares of the Issuer. JMI and Seymour Holtzman received a portion of the shares distributed by Opportunity to its partners. The address of the principal business and principal offices of JMI is 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes-Barre, PA 18702. Seymour Holtzman is the Chief Executive Officer and Chairman of JMI and, together with his wife, Evelyn Holtzman, the indirect majority owner of JMI.

Holtzman Opportunity Fund, L.P., Holtzman Financial Advisors, LLC, and S.H. Independence, LLC no longer beneficially own any shares of Common Stock and disclaim membership in any “group” with the other Reporting Persons for purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, and will not be included in future amendments to this Schedule 13D.

Item 5(a)-(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is deleted in its entirety and replaced with the following:

(a) and (b) As of the date hereof, the Reporting Persons included in this filing beneficially own an aggregate of 1,842,172 shares of Common Stock of the Issuer, representing approximately 50.4% of the outstanding shares of Common Stock based upon the 3,289,006 shares of Common Stock reported to be outstanding as of November 19, 2008 in the Issuer's Form 10-Q filed with the SEC on November 19, 2008 for the fiscal quarter ended September 30, 2008.

As of the date hereof, JMI beneficially owned an aggregate of 153,766 shares of Common Stock, (including 54,263 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 54,263 shares that may be acquired immediately thereafter upon exercise of a warrant), representing approximately 3.7% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Jewelcor Investments LLC beneficially owned an aggregate of 80,000 shares of Common Stock, (including 40,000 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 40,000 shares that may be acquired immediately thereafter upon exercise of a warrant), representing approximately 2.4% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Seymour Holtzman may be deemed to have a direct beneficial ownership of 1,688,406 shares of Common Stock, including an option to purchase 240,500 shares of Common Stock, all of which are currently exercisable, and including 7,284 shares that may be acquired immediately upon conversion of an 8% Convertible Promissory Note, and 7,284 shares that may be acquired immediately thereafter upon exercise of a warrant. Evelyn Holtzman may be deemed to have a direct beneficial ownership of 1,433,338 shares of Common Stock, representing approximately 43.6% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 of the Schedule 13D, Mr. Holtzman may also be deemed to have an indirect beneficial ownership of 73,766 shares of Common Stock held by JMI (including 28,526 shares that may be acquired as described in Item 5) and 80,000 shares of Common Stock held by Jewelcor Investments LLC (all of which may be acquired as described in this Item 5), representing an aggregate of approximately 50.4% of the outstanding shares of Common Stock.  Mr. Holtzman has sole voting and dispositive power over the shares of Common Stock held by JMI and Jewelcor Investments LLC.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 24, 2010

Jewelcor Management, Inc.

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Chief Executive Officer

Holtzman Opportunity Fund, L.P. By: Holtzman Financial Advisors, LLC, Its General Partner By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

Holtzman Financial Advisors, LLC
By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

SH Independence, LLC

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman